UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2021

LEO HOLDINGS III CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40125	98-1584830
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Albany Financial Center South Ocean Blvd Suite #507 P.O. Box SP-63158 New Providence, Nassau, The Bahamas
(Address of principal executive offices)	(Zip Code)

(310) 800 1000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant	LIII.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LIII	The New York Stock Exchange
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LIII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on June 17, 2021, Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation (“First Merger Sub”), Longleaf Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”). Pursuant to the Merger Agreement, (i) Leo will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) Leo’s name will be changed to “Local Bounti Corporation” (“New Local Bounti”) (B) each outstanding Class A ordinary share of Leo will become one share of common stock of Leo (the “New Local Bounti Common Stock”), (C) each outstanding Class B ordinary share of Leo will become one share of New Local Bounti Common Stock, and (D) each outstanding warrant of Leo will become one warrant to purchase one share of New Local Bounti Common Stock; (ii) following the Domestication, First Merger Sub will merge with and into Local Bounti, with Local Bounti as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “First Merger”); and (iii) immediately following the consummation of the First Merger, Local Bounti will merge with and into Second Merger Sub, with Second Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Leo (the “Second Merger” and together with the First Merger, the “Mergers”). The Domestication, the Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

On July 19, 2021, Leo filed a registration statement on Form S-4 (No. 333-257997) in connection with the Business Combination (the “Proxy Statement”). The Proxy Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on October 20, 2021, and Leo commenced mailing the Proxy Statement on or about October 22, 2021.

Leo has received three letters from purported shareholders of Leo (the “Shareholder Letters”) claiming certain allegedly material omissions in the Proxy Statement. While Leo believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Leo has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Leo specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. Leo believes the Shareholder Letters are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the first paragraph on page 117 of the Proxy Statement under the heading “Background to the Business Combination”:

In the process that led to identifying Local Bounti as an attractive investment opportunity, from the date of Leo’s initial public offering through March 2021, Leo’s management team evaluated over 30 potential business combination targets in various industries, including consumer products, consumer technology, e-commerce, retail, leisure, media, health and wellness, agricultural technology, real estate technology and financial technology, and entered into non-disclosure agreements with approximately 10 potential business combination targets (other than Local Bounti). Of the ten (10) potential targets with which Leo entered into non-disclosure agreements, Leo conducted additional due diligence with respect to three (3) prior to executing the merger agreement with Local Bounti. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the targets and exceptions to such provisions.

The following disclosure replaces the ninth paragraph on page 118 of the Proxy Statement under the heading “Background to the Business Combination”:

On March 16, 2021, Leo executed a non-disclosure agreement with Local Bounti. Such non-disclosure agreement contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the targets and exceptions to such provisions.

The following disclosure replaces the eleventh paragraph on page 125:

On June 15, 2021, Leo held a virtual board meeting via video conference attended by K&E and Maples & Calder, Cayman Islands counsel to Leo, at which Mr. Nordby and Mr. Forst provided an overview of the proposed transaction, discussed the transaction and the reasons therefor. These discussions included the terms and conditions of the Merger Agreement and the key ancillary agreements, the potential benefits of the proposed transaction, the risks related thereto, and the proposed timeline for finalizing and announcing the proposed transaction and recommending that shareholders vote “FOR” the proposals to approve the transaction. The Leo Board also noted that it was not obtaining a third-party valuation or fairness opinion in connection with their determination to approve the business combination but felt that its officers and directors had substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds~~, together with the experience and sector expertise of Leo’s financial advisor,~~ enabled them to make the necessary analyses and determinations regarding the business combination with Local Bounti. Before any actions were approved, Mr. Lea and Robert Darwent, Chief Financial Officer and Director, gave notice for the record that (i) they are officers and directors of Leo and have equity interests in the Sponsor, the holder of 5,333,333 warrants to purchase Class A ordinary shares and 6,875,000 shares of Class B ordinary shares (of which the related anti-dilution features of the remaining Class B ordinary shares were waived), (ii) that Mr. Forst and Mr. Nordby may be nominated for the board of Local Bounti post-business combination and (iii) have other interests in the transactions, including that a portion of the private placement would be provided by Mr. Lea, Mr. Darwent, Mr. Masinter, Mr. Forst and Mr. Khan and therefore should be regarded as interested accordingly in the proposed transaction.

Adding the following after the second full paragraph on page 139:

Financial Advisors and Placement Agents

Local Bounti retained MS and NGT as financial advisors in connection with the Business Combination. Leo retained DB, MS and NGT to act as placement agents for the PIPE Investment. The financial advisors assisted Local Bounti with its evaluation of the Business Combination. The placement agents performed customary placement agent services related to the PIPE Investment. As consideration for rendering such services, Local Bounti agreed with its financial advisors, and Leo agreed with the placement agents, pursuant to engagement letters, to compensate, by way of customary fee arrangements, the financial advisors for their services as a financial advisors and the placement agents for their services as placement agents in addition to providing expense reimbursement and indemnification. In addition, DB was the sole underwriter on the Leo IPO and, as such, will be entitled to a portion of its deferred compensation upon the completion of the Business Combination. The fees payable to the respective financial advisors and placement agents (including, with respect to DB, a portion of its deferred compensation from the Leo IPO) will be paid at the closing of the Business Combination and are conditioned on the successful completion of the Business Combination; if the Business Combination does not close, the financial advisors and placement agents will not be entitled to any such fees but will be entitled to expense reimbursement and indemnification pursuant to the terms and conditions of their respective engagement letters.

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Extraordinary General Meeting and Special Meeting Dial-in Information

As previously announced, (i) an extraordinary general meeting of Leo’s shareholders will be held at 9:00 a.m., New York City Time on Tuesday, November 16, 2021 (the “Extraordinary General Meeting”) to consider and vote on, among other proposals, a proposal to approve the Merger Agreement and the Business Combination and

(ii) a special meeting of Leo’s public warrant holders will be held at 9:30 a.m., New York City Time on Tuesday November 16, 2021 to consider and vote on, among other proposals, a proposal to amend certain provisions of its outstanding warrants (the “Special Meeting”). On November 10, 2021, Leo issued a press release announcing that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, Leo is strongly encouraging that shareholders and public warrant holders attend the Extraordinary General Meeting and the Special Meeting by teleconference rather than in person. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

The Extraordinary General Meeting will be accessible by dialing 1 877-770-3647 (toll-free—within the U.S. and Canada) or +1 312-780-0854 (standard rates apply - outside the U.S. and Canada). The passcode for telephone access is 14297321#. All information about the Extraordinary General Meeting, including the definitive Proxy Statement, is available at https://www.cstproxy.com/leoholdingsiii/2021.

The Special Meeting will be accessible by dialing 1 888-965-8995 (toll-free—within the U.S. and Canada) or +1 415-655-0243 (standard rates apply - outside the U.S. and Canada). The passcode for telephone access is 23158940#. All information about the Special Meeting, including the definitive Proxy Statement, is available at https://www.cstproxy.com/leoholdingsiii/2021.

Additional Information

In connection with the Business Combination, Leo filed the Registration Statement with the SEC on July 19, 2021. The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the definitive joint proxy statement/prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the definitive joint proxy statement/prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the definitive joint proxy statement/prospectus. Shareholders and public warrant holders will also be able to obtain copies of the definitive joint proxy statement/prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the definitive joint proxy statement/prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,”

“continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the definitive joint proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated November 10, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 10, 2021

LEO HOLDINGS III CORP.

By:	/s/ Lyndon Lea
Name:	Lyndon Lea
Title:	Chief Executive Officer

Exhibit 99.1

Leo Holdings III Corp Announces Teleconference Details for Extraordinary General Meeting and Special Meeting to Approve Business Combination with Local Bounti

NEW PROVIDENCE, THE BAHAMAS—November 10—Leo Holdings III Corp (NYSE: LIII) (“Leo”), today announced that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, Leo is strongly encouraging that shareholders attend the extraordinary general meeting of Leo’s shareholders, which will be held at 9:00 a.m., New York City Time on Tuesday, November 16, 2021 (the “Extraordinary General Meeting”) to consider and vote on, among other proposals, a proposal to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2021, by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti Corporation, a Delaware corporation (“Local Bounti”) and the transactions contemplated thereby (the “Business Combination”) and public warrant holders attend the special meeting of Leo’s public warrant holders will be held at 9:30 a.m., New York City Time on Tuesday November 16, 2021 to consider and vote on, among other proposals, a proposal to amend certain provisions of its outstanding warrants (the “Special Meeting”), by teleconference rather than in person.

The Extraordinary General Meeting will be accessible by dialing 1 877-770-3647 (toll-free—within the U.S. and Canada) or +1 312-780-0854 (standard rates apply—outside the U.S. and Canada). The passcode for telephone access is 14297321#. All information about the Extraordinary General Meeting, including the definitive joint proxy statement/prospectus, is available at https://www.cstproxy.com/leoholdingsiii/2021.

The Special Meeting will be accessible by dialing 1 888-965-8995 (toll-free—within the U.S. and Canada) or +1 415-655-0243 (standard rates apply—outside the U.S. and Canada). The passcode for telephone access is 23158940#. All information about the Extraordinary General Meeting, including the definitive joint proxy statement/prospectus, is available at https://www.cstproxy.com/leoholdingsiii/2021.

General Information

On July 19, 2021, Leo filed a registration statement on Form S-4 (File No. 333-257997) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Business Combination. On October 20, 2021, the Registration Statement was declared effective by the SEC, and Leo filed a definitive joint proxy statement/prospectus (the “definitive joint proxy statement/prospectus”) for the solicitation of proxies in connection with the Extraordinary General Meeting and the Special Meeting and Leo commenced mailing the definitive joint proxy statement/prospectus on or about October 22, 2021. Shareholders and public warrant holders of Leo are advised to read the definitive joint proxy statement/prospectus in connection with the Extraordinary General Meeting and Special Meeting because the definitive joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the definitive joint proxy statement/prospectus. Shareholders and public warrant holders will also be able to obtain copies of the definitive joint proxy statement/prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the definitive joint proxy statement/prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business

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combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the definitive joint proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Contact:

Simon Brown

brown@leo.holdings

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